Via EDGAR and Federal Express

February 1, 2021

Attention:	Joseph Klinko

Ethan Horowitz

John Hodgin

Irene Barberena-Meissner

Loan Lauren Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Vine Resources Inc.

Draft Registration Statement on Form S-1

Submitted November 24, 2020

CIK No. 0001693853

Ladies and Gentlemen:

Set forth below are the responses of Vine Resources Inc. (referred to herein as “we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 21, 2020 and the oral comments received by our counsel via telephone on December 21, 2020, with respect to the Company’s Draft Registration Statement on Form S-1, CIK No. 0001693853, initially submitted to the Commission on November 24, 2020 (the “Registration Statement”).

Concurrent with the submission of this letter, we are submitting Confidential Draft Submission No. 2 on Form S-1 (“Submission #2”) and a supplemental letter providing additional information (the “Supplemental Letter”) pursuant to Rule 418(b) under the Securities Act of 1933 (the “Securities Act”) and Rule 12b-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) in response to the Staff’s comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to Submission #2 unless otherwise specified.

Form S-1

Cover Page

1.

Please revise your prospectus cover page to disclose your classes of common stock. In this regard, clarify that you will have two classes of securities and, although you are not offering any shares of Class B common stock, each share of Class B common stock will entitle its holder (Vine Investment) to one vote on all matters to be voted on by shareholders generally, and holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to your shareholders for their vote or approval. As applicable, please also identify the entity that will control the company and disclose the percentage of voting power that will be held by that entity after the consummation of the offering.

RESPONSE:

We have revised the disclosure on the cover page to disclose the classes of common stock and the entity that will control the company and the percentage of voting power that will be held by that entity after the consummation of the offering.

Prospectus Summary

Our Company, page 2

2.

You disclose on page 2 and elsewhere in your prospectus that “[u]tilizing an average of 4 gross rigs, which [you] believe is sufficient to maintain production, [you] have approximately 22 years of development opportunities.” You also disclose on page 56 that “[u]tilizing an average of 3 gross rigs, [you] have approximately 27 years of development opportunities.” Please expand your disclosure to explain how the development opportunities were calculated.

RESPONSE:

We have expanded our disclosure on pages 2, 8, 60, 92, 93 and 106 to explain how the development opportunities were calculated. The four rig case reflects the development opportunities for Vine, Brix and Harvest on a combined basis, whereas the three rig case reflects the development opportunities for Vine Oil & Gas on a standalone basis.

3.

You disclose on page 2 and elsewhere in your filing that “[you] believe [your] inventory of drilling locations generates a weighted average rate of return of 71% at a NYMEX gas price of $2.75 per MMbtu. In addition, you disclose on page 5 that “[you] believe the weighted average gas price necessary to yield a Breakeven PV-10 for [your] remaining 7,500 ft and 10,000 ft laterals to be $1.85 and $1.76 per MMBtu, respectively.” Please revise to define the terms “weighted average rate of return” and “weighted average gas price.” In addition, please provide context and explain how you calculated the 71% weighted average rate of return.

RESPONSE:

We have revised the disclosure on pages vii, 2, 8, 88 and 93 to define the term “weighted average rate of return” and to provide context on how we calculated the 71% weighted average rate of return. Additionally, we have revised the disclosure on pages 5 and 90 to explain how we calculate the gas price necessary to yield a Breakeven PV-10.

4.

We note your assertions regarding your competitive position within your industry and your use of industry and market data from third parties such as The Oil & Gas Journal, Enverus, and EIA here and elsewhere in your prospectus. Please ensure that you have disclosed your support for all such statements, including the names of reports and dates of third party sources. To the extent that you commissioned any of the third-party data that you cite in the prospectus, also provide the consent of the third-party in accordance with Rule 436.

RESPONSE:

We have revised the disclosure under “Industry and Market Data” on romanette (vi) to disclose the reports and third party sources used. We have not commissioned any of the third-party data that is provided; however, to the extent a consent is required in the future, we will provide it in accordance with Rule 436.

Business Strengths, page 8

5.

We note the disclosure regarding your operating margin for the annualized quarterly period ending September 30, 2020. Revise to provide information regarding your operating margin for the most recent annual period presented in your submission.

RESPONSE:

We have revised the disclosure on pages 9, 93 and 94 to include our operating margin for the most recent annual period presented.

6.	Revise to provide the disclosures required by Item 10(e) of Regulation S-K for levered free cash flow, which you have identified as a non-GAAP measure.

RESPONSE:

We have revised the disclosure on pages ii, 23, 24, 63 and 64 to provide the disclosures required by Item 10(e) of Regulation S-K for levered free cash flow.

7.

We note the disclosure that you consider yourself to be a “leader in environmental, governance and societal responsibilities.” Please consider revising the sub-heading and disclosures to clarify that you are referring generally to the natural gas product and provide additional substantiation to explain how you are a “leader” in environmental, governance and societal responsibilities.

RESPONSE:

We have revised the disclosure on pages 10 and 95 and to provide additional substantiation as to how we are a leader in environmental, governance and societal responsibilities of the natural gas production sector.

Recent Developments, page 9

8.

We note the disclosure here that the COVID-19 outbreak has significantly decreased the demand for hydrocarbons along with the risk factor disclosure on page 26 of your submission. Revise to more thoroughly disclose the effects of COVID-19, what management expects its future impact will be, how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties. Ensure your revised disclosure is comprehensive and addresses the elements relevant and material to your business, financial condition, and results of operations. For guidance, consider the Division of Corporation Finance’s Disclosure Guidance Topics Nos. 9 & 9A, available on our website.

RESPONSE:

We have revised the disclosure on pages 10, 28 and 95 to more thoroughly disclose the effects of COVID-19, what management expects its future impact will be, how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties.

9.

We note the disclosure that you have “secured” a new reserve-based lending facility that will close simultaneously with this offering. Please revise your prospectus to disclose the material terms of such credit facility.

RESPONSE:

We have revised the disclosure on pages 12 and 97 to include the anticipated material terms of such credit facility.

Summary Reserve, Production and Operating Date

Sensitivity of Proved Reserves Based on Future Strip Pricing, page 23

10.	Revise the tabular presentation of the estimates of proved reserves to resolve the inconsistencies between the reserve figures and the corresponding line item description.

RESPONSE:

We have revised the disclosure on page 26 to eliminate the inconsistencies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 56

11.

Revise the disclosure of the number of future drilling locations to resolve the inconsistency between the 800 locations disclosed here and the 1,000 locations disclosed on page 2 and elsewhere in your filing.

RESPONSE:

We have revised our disclosure on pages 2, 8, 60, 88, 92 and 93 to explain how the development opportunities were calculated.

Market Conditions and Operational Trends, page 56

12.

Provide additional disclosure regarding known trends in natural gas prices reasonably expected to have a material impact on your liquidity, capital resources, or results of operations. The revised disclosure should clarify management’s view of trends in commodity prices and the resulting potential variability to your earnings and cash flow.

For example, the discussion of changes in your results of operations for the period through September 30, 2020 refers to the decline in the Henry Hub price upon which your sales price is determined while disclosure elsewhere in your submission states that lower levels of gas supply have pushed current and forecasted prices higher. This disclosure goes on to state that “the reduction in drilling activity and rig counts may contribute to a shortage in the supply of natural gas in the future, which could result in higher gas prices.” Ensure that your revisions enable financial statements users to ascertain the likelihood that past results are indicative of future performance. Refer to Item 303(a)(3)(ii) of Regulation S-K along with section III.B.3. of SEC Release No. 33-8350.

RESPONSE:

We have revised our disclosure on pages 60 and 61 to clarify management’s view of trends in commodity prices and the resulting potential variability to our earnings and cash flow.

Business

Our Operations

Reserve Data and Presentation, page 90

13.

Modify the tabular disclosure of probable and possible reserves on pages 91, 92, and 94 to separately disclose the net quantities of developed and undeveloped reserves to comply with Item 1202(a)(2) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and inform the Staff that we do not have any developed probable or possible reserves to disclose in the Registration Statement.

Proved Undeveloped Reserves (in MMcf), page 93

14.

The discussion of the changes that occurred in the net quantities of proved undeveloped reserves identifies various items that contributed to the revisions in the previous estimates of reserves, e.g. type curve improvements, working interest adjustments, updating the gas prices, updating the economic assumptions, and technical refinement of fault mapping and wells spacing assumptions. Expand the discussion to separately quantify the net amount attributable to each item to reconcile to the overall change due to revisions so that the change in net reserves between periods is fully explained. In particular, disclosure relating to revisions in previous estimates should identify such underlying factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K. Note that this comment also applies to the disclosure of revisions of the previous estimates in total proved reserves for each of the periods presented on page F-23 for Vine Oil & Gas LP and on page F-54 for Brix Oil & Gas, respectively. See FASB ASC 932-235-50-5.

RESPONSE:

We have expanded our disclosure on pages 100, 101, F-37, F-38 and F-68 to separately quantify the net amount attributable to each item to reconcile to the overall change due to revisions so that the change in net reserves between periods is fully explained.

Adjusted Index Prices Used in Reserve Calculations, page 95

15.

Expand the presentation of the prices used in the reserve calculations to provide comparable information for both the realized unweighted and weighted historical SEC and NYMEX future strip prices by individual reserve category.

RESPONSE:

We have expanded our disclosure on page 104 to provide comparable information for both the realized unweighted and weighted historical SEC and NYMEX future strip prices by individual reserve category.

Preparation of Reserve Estimates, page 97

16.

Expand the disclosure to discuss the uncertainty related to the estimates of probable and possible reserves included in this prospectus. The discussion should include appropriate cautionary language indicating estimates of probable and possible reserves (i) are more uncertain than proved reserves, (ii) have not been adjusted for risk attributable to that uncertainty, and (iii) may not be comparable with each other and should not be summed arithmetically with each other or with estimates for proved reserves. Refer Item 1202(a)(5) of Regulation S-K and the answer to Compliance and Disclosure Interpretation Question 105.01, which can be found at the following address: https://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

RESPONSE:

We have expanded our disclosure on page 105 to discuss the uncertainty related to the estimates of probable and possible reserves included in the Registration Statement.

Productive Wells as of December 31, 2019, page 99

17.

Revise the figure for the number of gross combined productive wells operated by Vine and Brix to reconcile the apparent difference with the figures disclosed separately for Vine Oil & Gas and for Brix and Harvest. Refer to the definition of a gross well in Item 1208(c)(1) of Regulation S-K.

RESPONSE:

We have revised the disclosure on page 108 to clarify that since Vine, Brix and Harvest own working interests in the same wells, the gross well figures appear to be understated on a combined basis as one well can be a gross well at each of Vine, Brix and Harvest, but will only represent one gross well on a combined basis. This situation does not occur when calculating net wells.

Drilling Activity, page 101

18.	Expand the disclosure of drilling activities to provide the number of dry development and exploratory wells drilled in each of the last two fiscal years to comply with Item 1205 of Regulation S-K.

RESPONSE:

We have expanded the disclosure on pages 109 and 110 to comply with Item 1205 of Regulation S-K.

19.

Revise the figure for the number gross combined productive development wells drilled to reconcile the apparent difference with the figures disclosed separately for Vine Oil & Gas and for Brix and Harvest. Refer to the definition of a gross well in Item 1208(c)(1) of Regulation S-K.

RESPONSE:

We have revised the disclosure on page 110 to clarify that since Vine Oil & Gas has wells that are operated by Brix and vice versa, the net number of productive wells total but the gross wells on a combined basis appear to be understated and do not total despite being correct on a combined basis.

Executive Compensation, page 118

20.

Your exhibit index indicates that you will file by amendment your employment agreements with Eric D. Marsh, your President and Chief Executive Officer, and Wayne Stoltenberg, your Executive Vice President and Chief Financial Officer. Please revise your disclosure to describe the material terms of these employment agreements. For guidance, please refer to Item 402(o)(1) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and will undertake to include updated executive compensation disclosure to reflect information for our recently completed fiscal year ending December 31, 2020 in a future amendment to the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 120

21.

Please disclose the natural persons or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Vine Investment and Vine Investment II. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

RESPONSE:

We have revised the disclosure on pages 127 and 128 to disclose the natural persons or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Vine Investment and Vine Investment II.

Financial Statements

Vine Oil & Gas

Consolidated Statements of Operations, page F-3

22.

As you will become a taxpaying entity for federal income tax purposes following the completion of your planned corporate reorganization, provide pro forma tax and earnings per share data on the face of your statements of operations.

RESPONSE:

We acknowledge the Staff’s comment and we have revised the disclosure on pages F-5 and F-6 to include S-X Article 11 pro forma tax and earnings per share data on the face of our statements of operations. We will undertake to update the disclosure to reflect information for our recently completed fiscal year ending December 31, 2020 in a future amendment to the Registration Statement.

Notes to Financial Statements

Note 10 - Partners’ Capital and Profit Interests Awards, page F-19

23.

We note that the Class A Units treated as profit-sharing arrangements will trigger no compensation expense until amounts payable under such awards become probable and estimable. Tell us whether your proposed offering is expected to result in payment to the holders of these awards. As part of your response, provide similar information for the awards treated as profit sharing arrangements noted in the financial statements for Brix Oil & Gas Holdings LP and Harvest Royalties Holdings LP.

RESPONSE:

We advise the Staff that the appropriate response will depend upon a number of factors such as pro forma ownership allocations, as calculated by third-party consultants, and the expected offering range to determine the value of our Class A Units. We undertake to revise our disclosure in a future amendment to the Registration Statement as this information becomes available, including any similar information needed to amend our disclosure with regard to Brix Oil & Gas Holdings LP and Harvest Royalties Holding LP.

Note 13 - Supplemental Natural Gas Information (Unaudited)

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas Reserves, page F-24

24.

Expand the discussion relating to the standardized measure to clarify if the costs associated with the abandonment of the proved properties, including the costs related to undrilled proved locations, have been included as part of the future development costs used in the calculations as of December 31, 2019 and 2018, respectively. If these costs have been omitted, explain to us the rationale for excluding these costs. This comment also applies to the disclosure of the standardized measure of discounted future net cash flows for Brix Oil & Gas presented on page F-56.

RESPONSE:

We have expanded the disclosure on F-37, F-28 and F-68 to clarify that costs associated with abandonment of the proved properties are included as part of the future development costs.

Brix Oil & Gas Holdings LP and Harvest Royalties Holding LP

Notes to Combined Financial Statements

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation, page F-44

25.

We note that you have presented combined financial statements for Brix Oil & Gas Holdings LP and Harvest Royalties Holdings LP as these entities are under common management. Describe the factors that led to your determination that these entities are under common management, such as their organizational structures and management teams. Refer to Rule 3-05(a)(3) of Regulation S-X.

RESPONSE:

We advise the Staff that we consider Brix Oil & Gas Holdings LP (“Brix”) and Harvest Royalties Holdings LP (“Harvest”) to be related businesses in accordance with Rule 3-05(a)(3) since they are under common management, and in the context of this offering the acquisition of one business is conditional on the acquisition of the other, and each acquisition is conditioned on a single event. Further, we concluded presentation of Brix and Harvest in combined financial statements is also appropriate based on ASC 810-10-55-1B considering common management.

The organizational structure of Brix and Harvest which supports common management includes the fact that the entities are both managed by the same executive management team through management agreements with Vine Management Services LLC (“Vine Management”). Under the agreements for both Brix and Harvest, Vine Management provides (i) general managements services and (ii) services relating to the acquisition, ownership, operation, maintenance, production and development of unconventional shale oil and gas working interest development opportunities in the Haynesville and Mid-Bossier formations in East Texas and northern Louisiana.

General

26.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

RESPONSE:

We have provided the Staff with a copy of the testing-the-waters presentation used in connection with Submission #2 in the Supplemental Letter, and to the extent there is additional written communication, we present or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, we will provide these written communications to the Staff.

Oral Comment #1

27.	Please describe what consideration you gave to modified Regulation S-K Items 101 and 103.

RESPONSE:

We advise the Staff that with regard to the modified Item 101(a) of Regulation S-K, the Company considered what information would be material to an investor’s understanding of the general development of our business, regardless of the timeframe in which those developments were contained. We also considered the updated topic examples, including human capital resources, outlined in Item 101(c) to ensure that our disclosure contained information material to an investor’s understanding of our business.

With regards to the modified Item 103, we considered whether it would be necessary to update our disclosure given the modified disclosure threshold or whether it would be necessary to set our own threshold such that our disclosure would contain material proceedings.

After consideration of the factors described above, the Company has concluded that it believes that the disclosure contained in the initial submission of the Registration Statement satisfies the prescribed disclosure indicated by the modified Items 101 and 103 of Regulation S-K—namely that the current disclosure contains information that would be material to an investor’s understanding of our business and any material legal or regulatory proceedings.

Oral Comment #2

28.	Please provide support for the below statements:

•

Page 2 - In contrast to the Haynesville, other sources of natural gas supply, including associated gas from oil-prone drilling and natural gas from the Appalachian region, are facing headwinds in the form of reduced activity and infrastructure constraints. Associated natural gas from oil-prone drilling was the largest contributor to natural gas supply growth from 2011 to 2019. However, due to the significant oil price shock brought on by the COVID-19 pandemic, the number of rigs drilling for oil in North America has fallen 63% in 2020, which is expected to result in a significant decline in future natural gas supply. While the Marcellus and Utica shales in the northeast United States currently account for 28% of North American natural gas supply, there is limited pipeline capacity available to transport natural gas out of the area.

•	Page 3 - We are the leader of Mid-Bossier development, accounting for 34% of all Mid-Bossier wells brought online from 2017 to 2019, which is more than any other single operator.

•

Page 3 - As a result of these takeaway and sales dynamics, our basis differentials have remained tightly banded since our inception, ranging from $0.01 to $0.22 per MMBtu; over this same period, basis differentials in Appalachia and the Rockies have ranged from $0.27 to $1.54 and $0.12 to $0.96 per MMBtu, respectively.

•

Page 7 - In addition, pro forma for this offering, we anticipate that our total net debt to Adjusted EBITDAX ratio for the latest quarter annualized period ending September 30, 2020 will be approximately 1.8x, which is among the lowest for publicly traded energy companies.

•

Page 7 - From 2017 to 2019, our CO2e per Bcf of production declined 20% from 666 MT to 530 MT while our methane intensity decreased 32% from 0.072% to 0.049% of production, below BP, an industry leader at 0.14% of production.

RESPONSE:

In response to the Staff’s oral comment, we have included copies of all requested supporting documentation in the Supplemental Letter submitted contemporaneously with this letter.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Matthew Pacey of Kirkland & Ellis LLP at (713) 836-3786 or Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647.

Very truly yours,

VINE RESOURCES INC.

By:	/s/ Eric D. Marsh
Name:	Eric D. Marsh
Title:	Chairman and Chief Executive Officer

Enclosures

cc: Jonathan Curth (Vine Resources Inc.)

Wayne Stoltenberg (Vine Resources Inc.)

Matthew R. Pacey, P.C. (Kirkland & Ellis LLP)

Michael W. Rigdon (Kirkland & Ellis LLP)

Alan Beck (Vinson & Elkins L.L.P.)

Thomas G. Zentner (Vinson & Elkins L.L.P.)